Form 51-102F3

Material Change Report

Item 1.    Name and Address of Company

NDT Ventures Ltd. (“NDT”)

860 - 625 Howe Street

Vancouver, B.C.

V6C 2T6

Tel: (604) 687-7545

Item 2:    Date of Material Change

The material change occurred on or about November 2, 2004.

Item 3:    News Release

News Release #04-18 dated November 2, 2004 was released in Vancouver, B.C., and disseminated by Stockwatch and Market News, filed with SEDAR, posted on NDT’s website at www.northair.com/ndt/, and distributed to NDT’s internal data base of interested persons via e-mail or fax (as per each individual’s request).

Item 4.    Summary of Material Change

NDT has, subject to regulatory approval, acquired an option to earn a 100% interest in the Zymo Project. The property is located in west-central British Columbia, approximately 50 kilometers west of Smithers with good road access.

Item 5.    Full Description of Material Change

The Zymo Project is a high sulphidation porphyry system characterized by a strongly altered stock highly anomalous in copper, gold, zinc, lead and silver. Soil sampling on the property in the 1980’s identified a 600 by 700 meter copper anomaly with values between 400 and 3,870 ppm.  In the late 1990’s a major copper producer completed an initial program and additional work, including an airborne magnetic survey, was recommended. No further work was completed and the property has remained idle ever since. An example of a porphyry copper/gold deposit which occurs in this geological environment is the Kemess Mine, which has published proven reserves of 4,835,000 ounces of gold and 1,447,000 pounds of copper.

The precious as well as the base metal potential at Zymo is supported by limited surface sampling by others which shows stream sediments from creeks draining the area to be anomalous in gold, silver, copper, lead and zinc. Samples of locally derived float have yielded gold values up to 7.2 g/t and silver exceeding 200 g/t.  There are also exposures of semi-massive to massive zinc-lead-copper veins associated with breccia dykes. Limited sampling of these dykes has yielded multi gram gold, over 1600 g/t silver, 20 percent copper, 11 % zinc and high lead values.

To date, there has been no concerted effort to systematically explore the Zymo system and NDT considers the project to be an excellent exploration opportunity within a very permissive geologic environment. NDT has contracted a helicopter-borne electromagnetic and magnetic geophysical survey totaling approximately 650 line kilometers over the Zymo claims. This survey will commence shortly with ground field exploration work to begin as soon as weather conditions permit in 2005.

NDT can earn a 100 % interest in the Zymo Property by making cash payments totaling $125,000 issuing 850,000 common shares of NDT stock and conducting $700,000 in exploration over a four year period.

Item 6.    Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7.    Omitted Information

Not applicable.

Item 8.    Executive Officer

The name of the Senior Officer of NDT who is knowledgeable about the material change and can be contacted by the Commission is:

Fred G. Hewett, President, 604-687-7545

Item 9.    Date of Report

Dated at Vancouver, British Columbia, this 4th day of November 2004.